Exhibit 99.2

PROXY STATEMENT

ZOOZ STRATEGY LTD.

4B Hamelacha St., Lod, Israel

Extraordinary General Meeting of Shareholders

To be Held on May 11, 2026

This proxy statement is being furnished to the holders of ordinary shares, par value New Israeli Shekels (“NIS”) 0.00286 per share (“Ordinary Shares”), of ZOOZ Strategy Ltd. (“ZOOZ” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Company’s Extraordinary General Meeting of Shareholders, or at any postponements or adjournments thereof (the “Meeting”).

The Meeting will be held on Monday, May 11, 2026, at 4:00 PM (Israel time), at the Company’s offices at 4B Hamelacha St., Lod, Israel, for the following purpose:

1.	To approve a reverse share split of the Company’s issued and outstanding Ordinary Shares at a ratio of between 1-for-10 and 1-for-20, as such ratio shall be determined by the Board of Directors in its sole discretion, and to approve a corresponding amendment to the Company’s Articles of Association.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the proposed resolution.

We currently intend to hold the Meeting in person, subject to the Israeli Home Front Command’s restrictions related to the current security situation in Israel. However, depending on developments with respect to the current security situation in Israel, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israel Securities Authority (the “ISA”) as promptly as practicable.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the SECon a Report on Form 6-K and with the ISA.

RECORD DATE AND VOTING RIGHTS

Only shareholders of record at the close of business day on Friday, April 17, 2026, the record date for determining those shareholders eligible to vote at the Meeting (the “Record Date”), will be entitled to vote at the Meeting and at any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all postponements or adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose Ordinary Shares are registered with a member of the Tel Aviv Stock Exchange Ltd. (the “TASE”), and intends to vote his or her Ordinary Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices at 4B Hamelacha St., Lod, Israel, attention: Chief Financial Officer, together with an ownership certificate confirming his or her ownership of the Ordinary Shares as of the Record Date, which certificate must be approved by a recognized financial institution, i.e., that TASE member through which he or she holds their Ordinary Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Ordinary Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds Ordinary Shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his or her right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it as specified in this proxy statement.

Joint holders of Ordinary Shares should take note that, pursuant to Article 21.3 of the Articles of Association of the Company (the “Articles”), subject to any applicable law, any joint holder of an Ordinary Share may vote at any meeting, in person or by proxy due to that Ordinary Share, as though they had been the only eligible shareholder. If more than one joint shareholder participates at the meeting in person or by proxy, the shareholder listed first in the shareholders register or the ownership certificate or another document as the Board of Directors determines for this purpose will vote due to that Ordinary Share, as applicable.

A proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on May 10, 2026, or, in the case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on May 11, 2026).

A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (which revocation or new proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on May 10, 2026, as noted above); (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on May 11, 2026)); or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board of Directors mainly by mail and phone. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition to solicitation by mail, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. None of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation.

QUORUM

Two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand adjourned to Monday, May 18, 2026, at the same time and place. At such adjourned meeting, any two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company shall constitute a quorum. If no quorum is present at the adjourned meeting within thirty (30) minutes of the scheduled adjourned meeting start time, the meeting will be held regardless of the number of shareholders participating.

REQUIRED VOTE AND VOTING PROCEDURES

Only shareholders of record at the close of business on Friday, April 17, 2026 (the “Record Date”), will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon the matter to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

The approval of Item No. 1 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of April 10, 2026 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder,”1 as such term is defined in the Companies Law, 5759-1999 (the “Companies Law”), of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s issued and outstanding Ordinary Shares (to the extent applicable); and (iii) all Office Holders as a group.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
Entities affiliated with Eugene Dozortsev(2)	13,886,331	8.57%
Entities affiliated with Arrington Capital(3)	10,500,000	6.48%
Kayana Capital LLC(4)	10,000,000	6.17%
Sixty Degree Capital Fund III, LP(5)	10,000,000	6.17%
Entities affiliated with Keyarch Global Sponsor Limited(6)	10,614,800	6.54%
Entities associated with Happy Walters(7)	8,927,070	5.51%
Fried LLC(8)	3,000,000	1.85%
Chardan Capital Markets, LLC(9)	5,920,350	3.66%
All Office Holders, including directors, as a group (consists of 8 persons)(10)	9,974,123	6.15%

(1)	Based upon 162,022,482 Ordinary Shares issued and outstanding as of April 10, 2026 (which include Ordinary Shares repurchased by the Company pursuant to its repurchase program, approved by the Borad of Directors in November 2025); does not include (i) 4,000,000 ZOOZ earn out shares that may be issued upon conversion of ZOOZ earnout rights, and (ii) any warrants (including pre-funded warrants) outstanding as of such date.

(2)	The information presented in pursuant to a Schedule 13G filed with the SEC on February 17, 2026, by (i) Newtyn Management, LLC, a New York limited liability company (“Newtyn Management”) and (ii) Newtyn TE Partners, LP, a Delaware limited partnership (“NTE”, and collectively with Newtyn Management, the “Newtyn Reporting Persons”). Newtyn Management is the investment manager to NTE, and Newtyn Partners, LP, a Delaware limited partnership (“NP”). As reported in the Schedule 13G, as of December 31, 2025, NTE held 8,720,616 Ordinary Shares and NP held 5,165,715 Ordinary Shares. Newtyn Management, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of December 31, 2025, Newtyn Management may be deemed to beneficially own the 13,886,331 Ordinary Shares held in the aggregate by NTE and NP. The address for the Newtyn Reporting Persons is 60 East 42nd Street, 12th Floor, New York, NY 10165. Newtyn Management is organized under the laws of the State of New York. NTE is organized under the laws of the State of Delaware.

(3)	To the Company’s knowledge based on investor’s participation in the private placement, dated July 29, 2025 (the “Private Placement”). Consists of (i) 10,000,000 Ordinary Shares issued in the subsequent private placement (which was part of the Private Placement; the “Subsequent Private Placement”) to Arrington XRP Capital Fund, LP (“Arrington XRP”) and (ii) 500,000 Ordinary Shares issued in the Subsequent Private Placement to Arrington Capital Investment Management, LLC (“Arrington Capital”). J. Michael Arrington has sole voting and dispositive power over the shares held by Arrington XRP and Arrington Capital. The address of the principal place of business of Michael Arrington, Arrington XRP and Arrington Capital is 382 NE 191st St, Suite 52895, Miami, FL, 33179-3899.

(4)	To the Company’s knowledge based on investor’s participation in the Private Placement. John Michael Grzan has sole voting and dispositive power over the Ordinary Shares held by Kayana Capital LLC. The address of the principal place of business of John Michael Grzan and Kayana Capital LLC is 412 Dorado Beach East, Dorado, PR 00646.

(5)	To the Company’s knowledge based on investor’s participation in the Private Placement. Jian Guo has sole voting and dispositive power over the Ordinary Shares held by Sixty Degree Capital Fund III, LP. The address of the principal place of business of Jian Guo and Sixty Degree Capital Fund III, LP is 251 Consumers Road Suite 1100, Toronto, ON, M2J4R3.

(6)	The information presented includes (a) 2,614,800 Ordinary Shares, which are presented pursuant to a Schedule 13D filed with the SEC on April 11, 2024, and which include (i) 150,000 Ordinary Shares held by Mr. Fang Zheng, (ii) 2,219,550 Ordinary Shares held by Keyarch Global Sponsor Limited (“Keyarch Global”), and (iii) 245,250 Ordinary Shares issuable upon the exercise of the private warrants held by Keyarch Global. The warrants are exercisable beginning 30 days after completion of the Business Combination pursuant to the Business Combination Agreement, dated July 30, 2023, or May 4, 2024, until five years after such date, or May 4, 2029, and each warrant is exercisable for one Ordinary Share at an exercise price of $11.50 per share. Mr. Fang Zheng is the majority shareholder of Keyarch Global and therefore could be deemed to be the beneficial owner of all of the securities of ZOOZ held of record by Keyarch Global. Mr. Fang Zheng disclaims any beneficial ownership of the reported shares held by Keyarch Global other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Does not include 1,120,000 SPAC Earn Out Shares; and (b) 8,000,000 Ordinary Shares, which are held to the Company’s knowledge based on investor’s participation in the Subsequent Private Placement by Keywise Discovery Master Fund, a Cayman Island fund (“Keywise”). Mr. Fang Zheng has sole voting and dispositive power over the shares held by Keywise. The address of the principal place of business of Keywise is Room 3008-10, 30/F Cosco Tower, 183 Queen’s Road Central, Hong Kong.

(7)	To the Company’s knowledge based on investor’s participation in the Private Placement. Consists of (i) 1,999,364 Ordinary Shares issued to Blue Horizon Consulting LLC. Mr. Happy Walters has sole voting and dispositive power over the shares held by Blue Horizon Consulting LLC. The address of the principal place of business of Mr. Happy Walters and Blue Horizon Consulting LLC is 6 Carr. 696, Suite 4, Dorado, PR 00646, and (ii) 6,927,706 Ordinary Shares issued to Forest Hill 18, LP, a Delaware limited partnership (the “Sponsor”). Mr. Happy Walters, the President of the Sponsor’s general partner, Moshe 143, LLC, a limited liability company formed under the laws of the Commonwealth of Puerto Rico, has sole voting and dispositive power over the shares held by the Sponsor. The principal place of business of the Sponsor is 6 Carr. 696, Suite 4, Dorado, PR 00646.

(8)	Jordan Fried, our Chief Executive Officer and one of our directors, has sole voting and dispositive power over the shares held by Fried LLC. The address of the principal place of business of Jordan Fried and Fried LLC is 151 Calle de San Francisco San Juan, Puerto Rico, 00901.

(9)	5,920,350 Ordinary Shares issued to Chardan Capital Markets, LLC (“Chardan”) pursuant to an Engagement Letter, as a placement agent fee for the Private Placement. Jonas Grossman, one of our directors, has voting and dispositive power over the shares held by Chardan. The principal place of business of Chardan is One Pennsylvania Plaza, Suite 4800, New York, NY 10119.

(10)	The number of Ordinary Shares beneficially owned and the percent of Ordinary Shares beneficially owned include the Ordinary Shares beneficially owned by all Office Holders, as well as by Fried LLC and Chradan, as detailed in footnotes (8) and (9), respectively.

RESULTS OF THE MEETING

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise and will be published in a report on Form 6-K that the Company will file with the SEC and with the ISA after the Meeting.

PROXY MATERIALS

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at www.zoozpower.com. Information about the Meeting can also be found on the “Investor Relations” section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

ITEM NO. 1

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S ORDINARY SHARES AT A RATIO TO BE DETERMINED BY THE BOARD OF DIRECTORS WITHIN A RANGE OF 1-FOR-10 TO 1-FOR-20, AND AN AMENDMENT OF THE ARTICLES OF ASSOCIATION ACCORDINGLY

Background

Following the approval of the Company’s Board of Directors, the shareholders of the Company are requested to approve a reverse share split of the Company’s Ordinary Shares (the “Reverse Split”) at a ratio of between one (1) Ordinary Share for every ten (10) Ordinary Shares and one (1) Ordinary Share for every twenty (20) Ordinary Shares (the “Split Ratio Range”), as such ratio shall be determined by the Board of Directors in its sole discretion, and a corresponding amendment to the Company’s Articles of Association to reflect the change in the Company’s registered share capital and the par value of the Ordinary Shares resulting from the Reverse Split (the “Articles Amendment”).

If approved by the shareholders at the Meeting, the Board of Directors will have the authority to implement the Reverse Split and to select the specific ratio within the Split Ratio Range, based on prevailing market conditions, the trading price and volume of the Ordinary Shares and such other factors as the Board of Directors may consider relevant, without any further action or approval on the part of the Company’s shareholders. If the Board of Directors does not implement the Reverse Split within six (6) months following the date of the Meeting, the authority granted pursuant to this resolution shall expire and be of no further force or effect. The Board of Directors may effect only one Reverse Split as a result of this authorization. The Board of Directors may also elect not to execute any Reverse Split. Although the Company’s shareholders may approve the Reverse Split, the Company will not effect the Reverse Split if the Board of Directors does not deem it to be in the best interests of the Company and its shareholders. The Reverse Split will take effect, if at all, after it is approved by the shareholders and is deemed by the Board of Directors to be in the best interests of the Company and its shareholders.

Forward-Looking Statements

This proxy statement, including statements in “APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S ORDINARY SHARES AT A RATIO TO BE DETERMINED BY THE BOARD OF DIRECTORS WITHIN A RANGE OF 1-FOR-10 TO 1-FOR-20, AND AN AMENDMENT OF THE ARTICLES OF ASSOCIATION ACCORDINGLY,” contain “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on our current expectations and involve risks and uncertainties. Forward-looking statements may include statements regarding the expected or potential benefits of implementing a Reverse Split as described in this proposal. No forward-looking statement can be guaranteed and actual results may differ materially from those stated or implied by forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statement, except as required under applicable law. Forward-looking statements should be evaluated together with the many risks and uncertainties that affect our business, particularly those mentioned under the “Risk Factors” heading of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 and any subsequently filed report containing “Risk Factors.”

Purpose and Rationale

The Ordinary Shares are listed on The Nasdaq Capital Market of the Nasdaq Stock Market LLC (“Nasdaq”) and on the TASE. The Board of Directors believes that the Reverse Split is advisable and in the best interests of the Company and its shareholders for the following principal reasons:

Nasdaq Listing Compliance. Nasdaq Listing Rule 5550(a)(2) requires that securities listed on The Nasdaq Capital Market maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”) for continued listing on The Nasdaq Capital Market. If the closing bid price of a security falls below $1.00 per share for thirty (30) consecutive business days, Nasdaq will notify the company that it is not in compliance with the Minimum Bid Price Requirement. On December 16, 2025, the Listing Qualifications Department of Nasdaq provided us with a notification letter (the “Notification Letter”) notifying us that we were not in compliance with the Minimum Bid Price Requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Notification Letter stated that the Company had been provided 180 calendar days, or until June 15, 2026, to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by June 15, 2026, the Company may be eligible for additional time to regain compliance or may face delisting. The Board of Directors believes that by reducing the number of issued and outstanding Ordinary Shares and proportionally increasing the per-share market price, the Reverse Split is intended to bring and/or maintain the per-share trading price of the Ordinary Shares above $1.00 per share, thereby assisting the Company in complying with or maintaining compliance with the Minimum Bid Price Requirement. As such, we believe that effecting the Reverse Split will reduce the risk that our securities become subject to delisting from The Capital Market due to the Minimum Bid Price Requirement.

Improved Marketability and Investor Attractiveness. The Board of Directors believes that the Reverse Split may improve the marketability and liquidity of the Ordinary Shares by making such Ordinary Shares more attractive to a broader range of investors, including professional investors and institutional investors, who may be subject to internal policies or regulations that discourage or prohibit investment in lower-priced shares.

Mitigate the effects of certain share price requirements. We understand that many brokerage houses, institutional investors and funds have internal policies and practices that prohibit them from investing in low-priced shares or tend to discourage individual brokers from recommending low-priced shares to their customers, or restrict or limit the ability to purchase such shares on margin. The Reverse Split could help the Company avoid having its Ordinary Shares classified as a security that is not recommended for purchase based solely on the basis of a low trading price. Additionally, a Reverse Split could help increase analyst and broker interest in the Ordinary Shares as their internal policies might discourage them from following or recommending companies with low share prices.

Mitigate the effects of share price volatility. Low-priced shares often have higher share price volatility, and because of this, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced shares or tend to discourage individual brokers from recommending low-priced shares to their customers. Some of those policies and practices may make the processing of trades in low-priced shares economically unattractive to brokers.

Improve the Company’s ability to attract, retain and motivate employees. A higher market price per share for the Ordinary Shares may help the Company attract, retain and motivate employees because some potential employees are less likely to work for a company with a low share price, regardless of such company’s capitalization.

Effects of the Reverse Split

The Reverse Split will be effected simultaneously for all of the Ordinary Shares, and the Split Ratio selected by the Board of Directors will be the same for all Ordinary Shares. The Reverse Split will affect all shareholders of the Company uniformly and will not affect any shareholder’s percentage ownership interest in the Company or relative voting rights, except to the extent that the Reverse Split would result in a shareholder owning a fractional share, as described below. For example, a holder of 2% of the voting power of the outstanding Ordinary Shares immediately prior to a Reverse Split would continue to hold 2% of the voting power (assuming there is no impact as a result of rounding in lieu of issuing fractional shares) of the outstanding Ordinary Shares immediately after such Reverse Split. The Reverse Split will not change the terms of the Ordinary Shares. The Ordinary Shares on a post-Reverse Split basis will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the Ordinary Shares now authorized. Ordinary Shares issued pursuant to the Reverse Split will remain fully paid and non-assessable.

The implementation of the Reverse Split will result in a proportional reduction in the number of issued and outstanding Ordinary Shares and the authorized share capital of the Company in accordance with the selected Split Ratio. All outstanding options, warrants, restricted share units and other securities exercisable for or convertible into Ordinary Shares will be adjusted proportionally in accordance with the terms of the applicable plans and agreements. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares issuable pursuant to the Company’s equity incentive plan shall be proportionately adjusted. In addition, because our “at the market offering” pursuant to the Amended and Restated Sales Agreement with Chardan and Jett Capital allows us to sell up to $150,000,000 of Ordinary Shares rather than a set number of Ordinary Shares, there will be no direct impact on the number of Ordinary Shares that the Company may sell under such agreement; however, as described above, the Company does expect that the Reverse Split will increase the per share trading price of its Ordinary Shares, and as a result thereof, the Company would expect to issue fewer shares, if any, thereunder.

Upon implementation of the Reverse Split, the Company intends to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding the Ordinary Shares in “street name.” However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their respective banks, brokers, custodians or other nominees.

Fractional Shares

No fractional Ordinary Shares will be issued as a result of the Reverse Split. All fractional shares will be rounded up or down, as applicable, to the nearest whole Ordinary Share. After the Reverse Split, a shareholder otherwise entitled to a fractional interest will not have any voting, dividend or other rights with respect to such fractional interest except to the rounding as described above.

Risks and Potential Disadvantages

While the Board of Directors believes that the potential advantages of the Reverse Split outweigh any actual or potential disadvantages, if the Company does effect the Reverse Split, there can be no assurance that:

(i) the Ordinary Shares will trade at a price in proportion to the decrease in the number of outstanding Ordinary Shares resulting from the Reverse Split;

(ii) the liquidity of the Ordinary Shares will not be adversely affected by the reduced number of shares outstanding and available for trading after the Reverse Split;

(iii) the Reverse Split will not be perceived in a negative manner by investors, analysts or other stock market participants;

(iv) the Reverse Split will not result in some shareholders owning “odd-lots” of less than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares; or

(v) the Reverse Split will enable the Company to maintain compliance with the Minimum Bid Price Requirement on a sustained basis.

Even if the Company implements the Reverse Split, the market price of its Ordinary Shares may decrease due to factors unrelated to the Reverse Split. In any case, the market price of the Ordinary Shares may also be based on other factors which may be unrelated to the number of shares outstanding, including the Company’s future performance. If the Reverse Split is consummated and the trading price of the Ordinary Shaers declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Reverse Split. Even if the market price per post-Reverse Split Ordinary Share remains in excess of $1.00 per share, the Company may be delisted due to a failure to meet other continued Nasdaq listing requirements, including requirements under the Nasdaq Listing Rules related to the minimum number of shares that must be in the public float, the minimum market value of the public float and the minimum number of “round lot” holders. The market price of the Ordinary Shares is also subject to a wide variety of other factors unrelated to the number of shares outstanding, including the Company’s financial performance and results of operations, general market conditions and prospects for the Company’s business.

Tax Consequences

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

Potential Effects of Non-Approval of this Item

If this Item No. 1 is not approved by the shareholders, the Reverse Split will not be implemented. If the per-share market price of the Ordinary Shares falls below or remains below $1.00 per share, the Company may be subject to Nasdaq delisting procedures, which could adversely affect the liquidity and market price of the Ordinary Shares and could impair the Company’s ability to raise additional capital in the future.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a reverse share split of the Company’s issued and outstanding Ordinary Shares at a ratio to be determined by the Board of Directors in its sole discretion, within a range of one (1) post-split Ordinary Share for every ten (10) to twenty (20) pre-split Ordinary Shares, and to approve the corresponding amendment to the Company’s Articles of Association to reflect the change in the Company’s registered share capital and the par value of the Ordinary Shares resulting from the Reverse Split, and that the Board of Directors be, and hereby is, authorized to implement the Reverse Split and to determine the exact ratio within such range at such time as the Board of Directors deems appropriate, within six (6) months of the date of this Meeting.”

Required Vote

Under the Companies Law and the Company’s Articles of Association, the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System is required for the approval of this Item No. 1.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the foregoing proposal.

By Order of the Board of Directors,

/s/ Avi Cohen
Avi Cohen
Chairman of the Board of Directors
Lod, Israel

April 13, 2026